Exhibit A

May 30, 2019

CPFL Energia S.A.

Campinas, São Paulo

Re: Registration Statement No. 333- 231000

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated May 30, 2019 related to our review of interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes
Campinas, São Paulo